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Exhibit 12.1

Advanstar Communications Inc.

Computation of Ratio of Earnings to Fixed Charges/Deficiency
In the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited) (dollars in thousands)					(unaudited) (dollars in thousands)
Earnings before fixed charges:
Loss from continuing operations before income taxes and cumulative effect of accounting change	$(86,307)	$(93,428)	$(59,906)	$(41,799)	$(37,311)	$(28,646)	$2,233
Portion of rents representative of interest factor	2,411	2,334	2,420	3,021	2,348	1,322	1,397
Interest on indebtedness	58,171	53,147	59,086	70,974	61,582	34,429	26,869

(Loss) earnings before fixed charges	$(25,725)	$(37,947)	$1,600	$32,196	$26,619	$7,105	$30,499

Fixed charges:
Portion of rents representative of interest factor	2,411	2,334	2,420	3,021	2,348	1,322	1,397
Interest on indebtedness	58,171	53,147	59,086	70,974	61,582	34,429	26,869

Total fixed charges	$60,582	$55,481	$61,506	$73,995	$63,930	$35,751	$28,266

Ratio of earnings to fixed charges	—	—	—	—	—	—	1.1

Deficiency in the coverage of fixed charges by earnings before fixed charges	$(86,307)	$(93,428)	$(59,906)	$(41,799)	$(37,311)	$(28,646)	$—

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  Exhibit 12.1
Advanstar Communications Inc.
Computation of Ratio of Earnings to Fixed Charges/Deficiency In the Coverage of Fixed Charges by Earnings Before Fixed Charges